QuickLinks -- Click here to rapidly navigate through this document

New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Joseph A. Hall
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

September 9, 2010

Re:
First Wind Holdings Inc.
Registration Statement on Form S-1
File No. 333-152671

Mail Stop 3561

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Dear Mr. Owings:

This letter is being furnished on behalf of First Wind Holdings Inc. (the "Company") with respect to the above-referenced Registration Statement on Form S-1 as amended through Amendment No. 7 on August 18, 2010. To assist the Staff of the Division of Corporation Finance in its evaluation of stock compensation and other matters, the Company advises the Staff that, considering information currently available, the Company currently estimates a price of $20.00 per share for the proposed public offering of its Class A common stock, $0.001 par value per share (the "Offering"), based on an assumed 20,000,0000 shares of Class A common stock offered to the public in connection with the Offering and 39,286,627 and 35,413,373 shares of the Company's Class A and Class B common stock, respectively, to be outstanding upon completion of the Offering. This estimated price is not based on the Company's discussions with its underwriters. Attached as Exhibit A to this letter are relevant pages of the Registration Statement which are marked to show the changes that would be made to Amendment No. 7 for inclusion in the Company's preliminary prospectus relating to the Offering, including completed draft pro forma financial statements, based on the foregoing expectations.

The Company advises that Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the Offering, the Company and the underwriters have not yet agreed to a valuation and related price range for the Offering and the information provided in this letter and the selected pages included in Exhibit A hereto is provided for illustrative purposes only and may differ in the actual preliminary prospectus for the Offering.

Please direct any comments on the foregoing to the undersigned at (212) 450-4565 or to Jeff Ramsay at (212) 450-4243.

Very truly yours,

Joseph A. Hall

Enclosures

cc w/ enc:

Catherine Brown
    Staff Attorney
Brigitte Lippmann
    Special Counsel
James Allegretto
    Senior Assistant Chief Accountant
Adam Phippen
    Staff Accountant
    Division of Corporation Finance
    U.S. Securities and Exchange Commission
Paul Gaynor
Paul H. Wilson, Jr.
    First Wind Holdings Inc.
Elisabeth M. Martin
    Kirkland & Ellis LLP

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement relating to this prospectus filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 18, 2010

20,000,000 Shares

First Wind Holdings Inc.

Class A Common Stock

        We are offering 20,000,000 shares of our Class A common stock and we intend to use the net proceeds of this offering to fund capital expenditures and for general corporate purposes.

        We will be a holding company and our sole asset will be approximately 52.6% of the aggregate Membership Interests of First Wind Holdings, LLC. Concurrently with the completion of this offering, we will issue 19,286,627 and 35,413,373 shares of Class A and Class B common stock, respectively, to members of First Wind Holdings, LLC.

        Before this offering there has been no public market for our Class A common stock. The initial public offering price of our Class A common stock is expected to be between          and         per share. We have applied to list our Class A common stock on the Nasdaq Global Market under the symbol "WIND."

        The underwriters have an option to purchase up to 3,000,000 additional shares from us to cover over-allotments, if any.

        Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 15.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to First Wind Holdings Inc.
Per share	$20.00	$1.19	$18.81
Total	$400,000,000	$25,000,000	$375,000,000

        Delivery of the shares of Class A common stock will be made on or about                       .

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Morgan Stanley	Goldman, Sachs & Co.	Deutsche Bank Securities

RBS

Citi	Macquarie Capital	Piper Jaffray	KeyBanc Capital Markets	SOCIETE GENERALE

The date of this prospectus is                       .

Risk Factors

        Our business is subject to numerous risks and uncertainties, including:

  •
  those relating to our ability to build our pipeline of projects under development or acquire wind energy assets and turn them into operating projects;

  •
  the impact of schedule delays, cost overruns, revenue shortfalls and lower-than-expected capacity for those projects we do place into operation;

  •
  our substantial net losses and negative operating cash flows;

  •
  government policies supporting renewable energy development;

  •
  our dependence on suitable wind conditions;

  •
  our ability to locate and obtain control of suitable operating sites;

  •
  the need for ongoing access to capital to support our growth;

  •
  our substantial indebtedness and its short-term maturities, which could limit our flexibility in operating our business and to plan for and react to unexpected events; and

  •
  the potential for mechanical breakdowns.

        You should carefully consider all of the information in this prospectus and, in particular, the information under "Risk Factors," prior to making an investment in our Class A common stock.

Class A Common Stock and Class B Common Stock

        After completion of this offering, our outstanding capital stock will consist of Class A common stock and Class B common stock. Investors in this offering will hold shares of Class A common stock. See "Description of Capital Stock."

The Reorganization and Our Holding Company Structure

        First Wind Holdings Inc. was formed for purposes of this offering and has only engaged in activities in contemplation of this offering. Upon completion of the offering, all of our business will continue to be conducted through First Wind Holdings, LLC, which is the holding company that has conducted all of our business to date. First Wind Holdings Inc. will be a holding company, whose principal asset will be its interest in First Wind Holdings, LLC. That interest will represent approximately 52.6% of the economic interests in our business, assuming the underwriters do not exercise their over-allotment option. First Wind Holdings Inc. will be the sole managing member of First Wind Holdings, LLC and will therefore control First Wind Holdings, LLC. Entities in the D. E. Shaw group and Madison Dearborn Capital Partners IV, L.P., will collectively own substantially all of the balance of the economic interests in our business. As a holding company, our only source of cash flow from operations will be distributions from First Wind Holdings, LLC. See "The Reorganization and Our Holding Company Structure." After completion of this offering, First Wind Holdings Inc. will be a "controlled company" under the listing rules of the Nasdaq Stock Market ("Nasdaq").

        The diagram below shows our organizational structure immediately after consummation of this offering and related transactions, assuming no exercise of the underwriters' over-allotment option.

(1)
The members of First Wind Holdings, LLC, other than us, will consist of our Sponsors and certain of our employees and current investors in First Wind Holdings, LLC.

(2)
The Class A common stockholders will have the right to receive all distributions made on account of our capital stock. Each share of Class A common stock and Class B common stock is entitled to one vote per share. Certain entities in the D. E. Shaw group will receive Class A common stock rather than Series B Membership Interests (and the corresponding shares of Class B common stock). As a result, the D. E. Shaw group will hold Series B Membership Interests, Class A common stock and Class B common stock.

(3)
Series A Membership Interests and Series B Membership Interests will have the same economic rights in First Wind Holdings, LLC.

Corporate Information

        We began developing wind energy projects in North America in 2002. First Wind Holdings Inc. was incorporated in Delaware in May 2008. Our principal executive offices are located at 179 Lincoln Street, Suite 500, Boston, Massachusetts 02111, and our telephone number is (617) 960-2888. Our website is www.firstwind.com. The information contained on or accessible through our website, or any other website referenced in this prospectus, is not part of this prospectus and you should not consider it in making an investment decision.

 The Offering

Class A common stock offered by us	20,000,000 shares.
Class A common stock to be outstanding after this offering	39,286,627 shares (assuming no exercise of the underwriters' over-allotment option).
Underwriters' over-allotment option	3,000,000 shares.
Class B common stock to be outstanding after this offering

35,413,373 shares. Shares of our Class B common stock will be issued in connection with, and in equal proportion to, issuances of Series B Membership Interests of First Wind Holdings, LLC. Each Series B Membership Interest of First Wind Holdings, LLC, together with a corresponding share of our Class B common stock, will be exchangeable for one share of Class A common stock as described under "The Reorganization and Our Holding Company Structure—Limited Liability Company Agreement of First Wind Holdings, LLC."

Use of proceeds

We expect to receive net proceeds from the sale of Class A common stock offered hereby, after deducting estimated underwriting discounts and commissions and estimated offering expenses, of approximately $372.0 million, based on an assumed offering price of $20.00 per share (the midpoint of the range set forth on the cover of this prospectus). We intend to use approximately $        million of such net proceeds to fund a portion of our capital expenditures for 2010–2013 and the remainder for general corporate purposes.

Voting rights

Each share of our Class A common stock and Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. After completion of this offering, the D. E. Shaw group and Madison Dearborn will own 73.2% (70.4% if the underwriters exercise their over-allotment option in full) and 100%, respectively, of the total number of shares of our outstanding Class A common stock and Class B common stock and will have effective control over the outcome of votes on all matters requiring approval by our stockholders.

Dividend policy	We do not anticipate paying dividends. See "Dividend Policy."
Risk factors	For a discussion of certain factors you should consider before making an investment, see "Risk Factors."
Proposed Nasdaq Global Market symbol	"WIND"

        The number of shares to be outstanding after completion of this offering is based on 19,286,627 shares of Class A common stock and 35,413,373 shares of Class B common stock outstanding as of June 30, 2010 after giving effect to the reorganization described under "The Reorganization and Our

Holding Company Structure." The number of shares to be outstanding after this offering excludes        additional shares of Class A common stock reserved for issuance under our long-term incentive plan.

        Unless we specifically state otherwise, the information in this prospectus assumes:

  •
  the implementation of the reorganization described in "The Reorganization and Our Holding Company Structure;" and

  •
  no exercise of the underwriters' over-allotment option.

	First Wind Holdings, LLC			First Wind Holdings Inc.	First Wind Holdings LLC		First Wind Holdings Inc.
	Year Ended December 31,				Six Months Ended June 30,
	2007	2008	2009	2009 Pro Forma	2009	2010	2010 Pro Forma
	(Dollars in thousands, except per share/unit amounts)
Statement of Operations Data:
Revenues:
Revenues	$23,817	$28,790	$47,136	$47,136	$20,915	$40,747	$40,747
Cash settlements of derivatives	(1,670)	(4,072)	10,966	10,966	6,558	5,018	5,018
Fair value changes in derivatives	(9,801)	14,760	17,175	17,175	12,708	3,976	3,976

Total revenues	12,346	39,478	75,277	75,277	40,181	49,741	49,741
Cost of revenues:
Project operating expenses	9,175	10,613	19,709	19,709	8,380	24,121	24,121
Depreciation and amortization of operating assets	8,800	10,611	34,185	34,185	15,741	24,055	24,055

Total cost of revenues	17,975	21,224	53,894	53,894	24,121	48,176	48,176

Gross income (loss)	(5,629)	18,254	21,383	21,383	16,060	1,565	1,565
Other operating expenses:
Project development	25,861	35,855	35,895	35,895	16,987	23,337	23,337
General and administrative	13,308	44,358	39,192	39,192	19,145	18,641	18,641
Depreciation and amortization	1,215	2,325	3,381	3,381	1,422	2,285	2,285

Total other operating expenses	40,384	82,538	78,468	78,468	37,554	44,263	44,263

Income (loss) from operations	$(46,013)	$(64,284)	$(57,085)	$(57,085)	$(21,494)	$(42,698)	$(42,698)

Risk management activities related to non-operating projects	$(21,141)	$42,138	$—	$—	$—	$—	$—

Net loss attributable per common unit (basic and diluted)(1)	$(0.36)	$(0.05)	$(0.09)		$(0.03)	$(0.06)

Weighted average number of common units (basic and diluted)(1)	189,161,855	278,288,518	649,681,382		649,681,382	649,681,382

Pro forma net loss per share—basic and diluted(1)				$(0.80)			$(0.56)

Shares used in computing pro forma net loss per share—basic and diluted(1)				39,286,627			39,286,627

Other Financial Data:
Net cash provided by (used in):
Operating activities(2)	$(26,370)	$(41,589)	$(54,478)	$(54,478)	$(23,590)	$217,032	$217,032
Investing activities	(334,007)	(477,268)	(253,533)	(253,533)	(116,745)	(37,081)	(37,081)
Financing activities	358,107	556,059	298,749	298,749	113,939	(167,344)	(167,344)
Selected Operating Data
Rated capacity (end of period)	92 MW	92 MW	478 MW	478 MW	274 MW	504 MW	504 MW
Electricity generated	239,940 MWh	275,024 MWh	656,365 MWh	656,365 MWh	304,803 MWh	568,724 MWh	568,724 MWh
Average realized energy price(3)	$103/MWh	$97/MWh	$85/MWh	$85/MWh	$78/MWh	$81/MWh	$81/MWh
Project EBITDA(4)	$14,945	$15,589	$35,867	$35,867	$15,198	$23,154	$23,154

(1)
The basic net loss attributable per common unit for each of the annual periods ended December 31, 2007, 2008 and 2009 and the six month periods ended June 30, 2009 and 2010 has been presented for informational and historical purposes only. After completion of this offering, as a result of the reorganization events that have taken place or that will take place immediately prior to completion of the offering as described in "The Reorganization and Our Holding Company Structure," the shares used in computing net earnings or loss per share will bear no relationship to these historical common units.

Pro forma basic and diluted net loss per share was computed by dividing the pro forma net loss attributable to our Class A common stockholders by the shares of Class A common stock that we will issue and sell in this offering, plus shares issued in connection with our initial capitalization, assuming that these shares of Class A common stock were outstanding for the entirety of each of the historical periods presented on a pro forma basis. No pro forma effect was given to the future potential exchanges of the Series B Membership Interests of our subsidiary, First Wind Holdings, LLC (and the equal number of shares of our Class B common stock), that will be outstanding immediately after the completion of this offering and the reorganization transactions for an equal number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive.

(2)
Operating cash flows for the six months ended June 30, 2010 include a prepayment for energy for our Milford I project of approximately $232 million.

(3)
Average realized energy price per MWh of energy generated is a metric that allows us to compare revenues from period to period, or on a project by project basis, regardless of whether the revenues are generated under a PPA, from sales at market prices with a financial swap, from sales at market prices or a combination of the three. Although average realized energy price is based, in part, on revenues recognized income or expense that does not correspond to actual energy production in a given period, and we believe it is useful for investors to consider a measure that does not include project-related depreciation and amortization. Because lenders and providers of tax equity financing frequently disregard the non-cash charges and GAAP timing differences noted above when determining the financeability of a project, we believe that presenting information in this manner can help give investors an understanding of our ability to secure financing for our projects. Project EBITDA can be reconciled to gross income (loss), which we believe to be the most directly comparable financial measure calculated and presented in accordance with GAAP, as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
Gross income (loss)	$(5,629)	$18,254	$21,383	$16,060	$1,565
Add (subtract):
Depreciation and amortization of operating assets	8,800	10,611	34,185	15,741	24,055
New England REC timing	2,461	1,947	2,060	472	120
Mark-to-market adjustments(a)	9,801	(14,760)	(21,322)	(16,855)	(3,976)
KWP I property tax assessment(b)	(488)	(463)	(439)	(220)	1,390

Project EBITDA	$14,945	$15,589	$35,867	$15,198	$23,154

  (a)
  The mark-to-market adjustments for the 2009 periods include the effect of a financial hedge modification fee of $4,147 in addition to market adjustments of $17,175 and $12,708, for the year and the six months, respectively.

  (b)
  In June 2010, the County of Maui, Hawaii retroactively assessed property taxes for our KWP I project totaling approximately $1.4 million plus penalties and interest for 2007, 2008 and 2009. We have appealed these retroactive assessments as well as the amount then billed by the county for 2010. The KWP I property tax assessment adjustment reflects these retroactive assessments in the periods to which they relate.

  Project EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for gross income (loss), net income or cash flow from operations data as measured under GAAP. We use Project EBITDA to assess the performance of our operating projects and not as a measure of our liquidity. Investors should consider cash flow from operations, and not Project EBITDA, when evaluating our liquidity and capital resources. The items excluded from Project EBITDA are significant components of our statement of operations and must be considered in performing a comprehensive assessment of our overall financial performance. Project EBITDA and the associated period-to-period trends should not be considered in isolation.

        The following table presents summary consolidated balance sheet data as of the dates indicated:

  •
  on an actual basis;

  •
  on a pro forma basis as of June 30, 2010 to give effect to all of the reorganization transactions described in "The Reorganization and Our Holding Company Structure"; and

  •
  on a pro forma as adjusted basis as of June 30, 2010 to give further effect to our sale of            shares of common stock in this offering at an assumed initial public offering price of $20.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

	First Wind Holdings, LLC				First Wind Holdings Inc.
	As of December 31,				Pro Forma As of June 30, 2010	Pro Forma As Adjusted June 30, 2010
				As of June 30, 2010
	2007	2008	2009
	(in thousands)
Balance Sheet Data:
Property, plant and equipment, net	$192,076	$187,316	$950,610	$848,739	$848,739	$848,739
Construction in progress	346,320	571,586	472,526	450,536	450,536	450,536
Total assets	770,666	1,311,591	1,698,154	1,615,439	1,625,439	1,982,739
Long-term debt, including debt with maturities less than one year	465,449	532,441	632,046	495,338	495,338	480,638
Members' capital/ stockholders' equity	147,876	653,092	849,373	794,352	808,702	1,180,702

Our substantial amount of indebtedness maturing in less than one year may adversely affect our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

        As of June 30, 2010, we had gross outstanding indebtedness of approximately $516.9 million, which represented approximately 31.1% of our total debt and equity capitalization of $1,661.3 million (after giving effect to this offering and giving effect to the pro forma as adjusted assumptions set forth under "Capitalization"), including:

  •
  $171.8 million of debt under turbine supply loans;

  •
  $339.6 million of holding company and project term debt; and

  •
  $5.5 million of other debt used to fund development, construction and general and administrative expenses.

        Of this amount, approximately $184.1 million matures prior to July 1, 2011. We do not have available cash or short-term liquid investments sufficient to repay all of this indebtedness and we have not obtained commitments for refinancing all of this debt. Therefore, we may not be able to extend the maturity of this indebtedness or to otherwise successfully refinance current maturities. If we are unable to repay or further extend the maturity on the $171.8 million of turbine supply loans included in this current indebtedness, we would be in default on these loans. In that event, we may be forced to sell the collateral securing the loans or surrender the collateral to the lender, which would result in a loss for financial reporting purposes and could have an adverse effect on our longer term operations, including a potential delay in completion of one or more of our Tier 1 projects.

        The initial report of our independent registered public accounting firm, dated April 30, 2009, on our consolidated financial statements as of and for the year ended December 31, 2008, contained an explanatory paragraph regarding our ability to continue as a going concern. After April 30, 2009, we obtained additional funding that removed the substantial doubt about whether we would continue as a going concern through December 31, 2009. The report of our independent registered public accounting firm dated March 24, 2010, on our consolidated financial statements as of and for the year ended December 31, 2009, does not contain such an explanatory paragraph; however, there may be in the future circumstances that raise substantial doubt about our ability to continue as a going concern. If doubts about our ability to continue as a going concern are raised in the future notwithstanding the additional funding we have obtained and the funding we will obtain from this offering, our stock price could drop and our ability to raise additional funds, to obtain credit on commercially reasonable terms or to remain in compliance with our covenants with lenders may be adversely affected.

        In addition, the assets of some of our subsidiaries collateralize their indebtedness, and in certain cases the assets of certain subsidiaries collateralize the indebtedness of other subsidiaries. This cross-collateralization means that a default by one subsidiary could trigger adverse consequences for other subsidiaries, including possible defaults under their debt agreements, which could have a material adverse effect on our business, financial condition and results of operations.

        Our substantial indebtedness could have important consequences. For example, it could:

  •
  make it difficult for us to satisfy our obligations with respect to our indebtedness, and failure to comply with these obligations could result in an event of default under those agreements, which could be difficult to cure, or result in our bankruptcy;

  •
  require us to dedicate an even greater portion of our cash flow to pay principal and interest on our debt, reducing the funds available to us and our ability to borrow to operate and grow our business;

  •
  limit our flexibility to plan for and react to unexpected opportunities;

receivable agreement could be substantial for periods in which we generate taxable income. However, because we have not generated taxable income to date and do not expect to generate taxable income in the near-term, it is difficult to predict when and if we will make payments under the tax receivable agreement. Assuming no material changes in the relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of December 31, 2009, if all of the Series B Membership Interests were acquired by us in taxable transactions at the time of the closing of this offering for a price of $20.00 (the midpoint of the range on the cover of this prospectus) per Series B Membership Interest, we estimate that the amount that we would be required to pay under the tax receivable agreement could be approximately $             million. The actual amount may materially differ from this hypothetical amount, as potential future payments will be calculated using the market value of our Class A shares and the prevailing tax rates at the time of relevant exchange and will be dependent on us generating sufficient future taxable income to realize the benefit.

        If the Internal Revenue Service successfully challenges the tax basis increases described above, we will not be reimbursed for any payments made under the tax receivable agreement. As a result, in certain circumstances, we could be required to make payments under the tax receivable agreement in excess of our cash tax savings.

If we are deemed to be an investment company under the Investment Company Act, our business would be subject to applicable restrictions under that Act, which could make it impracticable for us to continue our business as contemplated.

        We believe our company is not an investment company under the Investment Company Act because we are the managing member of First Wind Holdings, LLC and we are primarily engaged in a non-investment company business. We intend to conduct our operations so that we will not be an investment company. However, if we are deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, and changes in financial reporting and regulatory disclosure requirements as a result of being an investment company, could make it impractical for us to continue operating our business as contemplated.

Risks Related to this Offering and Our Class A Common Stock

We will continue to be controlled by our Sponsors after the completion of this offering, which will limit your ability to influence corporate activities and may adversely affect the market price of our Class A common stock.

        Upon completion of the offering, the D. E. Shaw group and Madison Dearborn will own or control outstanding common stock representing an approximately 34.3% and 34.3% voting interest in us, respectively, or approximately 33.0% and 33.0%, respectively, if the underwriters exercise their over-allotment option in full. As a result of this ownership, our Sponsors will have effective control over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors, the adoption of amendments to our certificate of incorporation and bylaws and approval of a sale of the company and other significant corporate transactions. Our Sponsors can also take actions that have the effect of delaying or preventing a change in control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. Concurrently with the completion of this offering we and our Sponsors will enter into a nominating agreement pursuant to which we will agree to nominate individuals designated by our Sponsors to the board of directors and the Sponsors will agree to vote all of the shares of Class A common stock and Class B common stock held by them together on certain matters submitted to a fullest extent permitted by law. These protections may result in the indemnified parties' tolerating greater risks when making investment-related decisions than otherwise would be the case, for example when determining whether to use leverage in connection with investments. The indemnification arrangements may also give rise to legal claims for indemnification that are adverse to us and holders of our common stock.

We will be a "controlled company" within the meaning of Nasdaq rules and, as a result, will qualify for, and rely on, applicable exemptions from certain corporate governance requirements.

        After completion of this offering we will be a "controlled company" under Nasdaq rules. Under these rules, a company of which more than 50% of the voting power is held by a group is a "controlled company" and may elect not to comply with certain Nasdaq corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors, (3) the requirement that the compensation committee be composed entirely of independent directors and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. We intend to rely on this exemption to the extent it is applicable, and therefore we will not have a majority of independent directors or nominating and compensation committees consisting entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are not deemed "controlled companies."

The market price of our Class A common stock could decline due to the large number of shares of Class A common stock eligible for future sale upon the exchange of Series B Membership Interests.

        The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock eligible for future sale upon the exchange of Series B Membership Interests (together with an equal number of shares of our Class B common stock), or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also may make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate.

        After completion of this offering, approximately 35,413,373 Series B Membership Interests of First Wind Holdings, LLC will be outstanding. Each Series B Membership Interest, together with a share of Class B common stock, will be exchangeable for one share of Class A common stock as described under "The Reorganization and Our Holding Company Structure—Limited Liability Company Agreement of First Wind Holdings, LLC." We will enter into a registration rights agreement with our current investors pursuant to which we will grant such investors registration rights with respect to shares of Class A common stock.

Requirements associated with being a public company will increase our costs significantly, as well as divert significant company resources and management attention.

        Before this offering, we have not been subject to the reporting requirements of the Exchange Act or the other rules and regulations of the SEC or any stock exchange relating to publicly-held companies. We are working with our legal, independent auditing and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and fulfill our obligations as a public company. These areas include corporate governance, corporate controls, internal audit, disclosure controls and procedures, financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that will be required in order to prepare adequately for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable management time and attention.

prove to be a relevant indicator of future earnings. These factors may harm our business, financial condition and results of operations and may cause our stock price to decline.

We currently do not intend to pay dividends on our Class A common stock. As a result, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

        We currently do not expect to declare or pay dividends on our Class A common stock. Our debt agreements currently limit our ability to pay dividends on our Class A common stock, and we may also enter into other agreements in the future that prohibit or restrict our ability to declare or pay dividends on our Class A common stock. As a result, your only opportunity to achieve a return on your investment will be if the market price of our Class A common stock appreciates and you sell your shares at a profit.

You may experience dilution of your ownership interest due to the future issuance of additional shares of our Class A common stock.

        We are in a capital intensive business and we do not have sufficient funds to finance the growth of our business or the construction costs of our development projects or to support our projected capital expenditures. As a result, we will require additional funds from further equity or debt financings, including tax equity financing transactions or sales of preferred shares or convertible debt to complete the development of new projects and pay the general and administrative costs of our business. We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of purchasers of Class A common stock offered hereby. We are currently authorized to issue                 shares of common stock and                shares of preferred stock with preferences and rights as determined by our board of directors. The potential issuance of such additional shares of common stock or preferred stock or convertible debt may create downward pressure on the trading price of our Class A common stock. We may also issue additional shares of Class A common stock or other securities that are convertible into or exercisable for Class A common stock in future public offerings or private placements for capital raising purposes or for other business purposes, potentially at an offering price or conversion price that is below the offering price for Class A common stock in this offering.

You will suffer immediate and substantial dilution in the book value per share of your Class A common stock as a result of this offering.

        The initial public offering price of our Class A common stock is considerably more than the pro forma net tangible book value per share of our outstanding Class A common stock, as adjusted to reflect completion of this offering. This reduction in the book value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing Class A common stock in this offering will incur immediate dilution of $4.19 in pro forma net tangible book value per share of Class A common stock, as adjusted to reflect completion of this offering and giving effect to the pro forma as adjusted assumptions set forth under "Capitalization."

 MARKET AND INDUSTRY DATA

        This prospectus includes market and industry data that we have developed from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Our internal data, estimates and forecasts are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of Class A common stock in this offering will be approximately $372.0 million, based on an offering price of $20.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        We intend to use approximately $            million of our net proceeds from this offering to fund a portion of our capital expenditures for 2010-2013 and the remainder for general corporate purposes.

        A $1.00 increase or decrease in the assumed initial public offering price of $20.00 would increase or decrease net proceeds to us from this offering by approximately $20.0 million after deducting estimated underwriting discounts and commissions and estimated offering expenses.

DIVIDEND POLICY

        We do not expect to declare or pay any cash or other dividends on our Class A common stock, as we intend to reinvest cash flow generated by operations in our business. Our debt agreements effectively limit our ability to pay dividends on our Class A common stock, and we may also enter into credit agreements or other arrangements in the future that prohibit or restrict our ability to declare or pay dividends on our Class A common stock. Class B common stock will not be entitled to any dividend payments.

 CAPITALIZATION

        The following table sets forth the consolidated capitalization of:

  •
  First Wind Holdings, LLC on an actual basis as of June 30, 2010;

  •
  First Wind Holdings Inc. on a pro forma basis as of June 30, 2010 to give effect to all of the reorganization transactions described in "The Reorganization and Our Holding Company Structure;" and

  •
  First Wind Holdings Inc. on a pro forma as adjusted basis as of June 30, 2010 to give further effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $20.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        You should read this table together with the information under "Unaudited Pro Forma Financial Information," "Selected Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "The Reorganization and Our Holding Company Structure," "Description of Capital Stock" and in the consolidated financial statements included elsewhere in this prospectus and application of the proceeds therefrom.

	As of June 30, 2010
	First Wind Holdings, LLC Actual	First Wind Holdings Inc. Pro Forma	First Wind Holdings Inc. Pro Forma As Adjusted(2)
	(unaudited) (in thousands, except share amounts)
Long-term debt, including debt with maturities less than one year(1)	$495,338	$495,338	$480,638

Members' capital/stockholders' equity:
Members' capital	846,666	N/A	N/A

Class A common stock, $0.001 par value, no shares authorized, issued and outstanding, actual; shares authorized and 19,286,627 shares issued and outstanding, pro forma; shares authorized and 39,286,627 shares issued and outstanding, pro forma as adjusted	N/A	19	39
Class B common stock, $0.001 par value, no shares authorized, issued and outstanding, actual; shares authorized and 35,413,373 shares issued and outstanding pro forma; shares authorized and 35,413,373 shares issued and outstanding, pro forma as adjusted	N/A	35	35
Additional paid-in capital	N/A	303,920	608,147
Accumulated deficit	(233,409)	(82,393)	(82,393)
Noncontrolling interests in subsidiaries	181,095	587,121	654,874

Total members' capital/stockholders' equity	794,352	808,702	1,180,702

Total capitalization	$1,289,690	$1,304,040	$1,661,340

(1)
Approximately $184.1 million of our outstanding indebtedness had a maturity of less than one year as of June 30, 2010.

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share would increase (decrease) pro forma as adjusted stockholders' equity by $20.0 million, based on the assumptions set forth above. The pro forma as adjusted information set forth above is illustrative only and upon completion of this offering will be adjusted based on the actual offering price and other terms of this offering determined at pricing.

 DILUTION

        At June 30, 2010 after giving effect to the reorganization described under "The Reorganization and Our Holding Company Structure," the net tangible book value per share of our Class A and Class B common stock was $14.78. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock. After giving effect to the sale of shares in this offering at an assumed offering price of $20.00 per share, the midpoint of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, and assuming all Series B Membership Interests that will be outstanding immediately after the reorganization are, together with an equal number of shares of our Class B common stock, exchanged for an equal number of shares of Class A common stock, our net tangible book value at June 30, 2010 would have been approximately $15.81 per share. This represents an immediate dilution of $6.54 per share to new investors purchasing Class A common stock in this offering, resulting from the difference between the offering price and the net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing Class A common stock in this offering:

Assumed initial public offering price per share		$20.00
Net tangible book value per share at June 30, 2010 (pro forma)	$14.78
Increase in net tangible book value per share attributable to new investors	1.03

As adjusted net tangible book value per share after this offering		15.81

Dilution per share to new investors		$4.19

        The following table sets forth at June 30, 2010 after giving effect to the reorganization, the total number of shares of Class A common stock purchased from us, and the total consideration and average price per share paid by existing equity holders and by new investors purchasing Class A common stock in this offering, assuming all Series B Membership Interests that will be outstanding immediately after the completion of the reorganization are, together with an equal number of shares of Class B common stock, exchanged for an equal number of shares of Class A common stock, at an assumed initial public offering price of $20.00 per share, the midpoint of the range set forth on the cover of this prospectus.

			Total Consideration
	Shares Issued
					Average Consideration Per Share
	Number	Percent	Amount	Percent
Existing stockholders	54,700,000	73.2%	$871,582,835	68.5%	$15.93

New investors	20,000,000	26.8%	400,000,000	31.5%	20.00

Total	74,700,000	100.0%	$1,271,582,835	100.0%	$17.02

        If the underwriters' over-allotment option is exercised in full, the number of shares held by existing stockholders after this offering would decrease to 45.6% of the total number of shares of Class A common stock outstanding immediately following this offering, and the number of shares held by new investors would increase to 23,000,000 or approximately 54.4% of the total number of shares of Class A common stock outstanding immediately following this offering.

        A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share would increase (decrease) total consideration paid by new investors in this offering and by all investors by $20.0 million and dilution per share for new investors by approximately $0.26.

 FIRST WIND HOLDINGS INC.
Unaudited Pro Forma Consolidated Balance Sheet
As of June 30, 2010
(in thousands, except share amounts)

	First Wind Holdings, LLC Historical	Reorganization Adjustments		First Wind Holdings Inc.(1) Pro Forma	Offering Adjustments		First Wind Holdings, Inc.(1) Pro Forma as Adjusted
Assets
Current assets:
Cash and cash equivalents	$44,074	$10,000	(6)	$54,074	$372,000	(4)	$411,374
					(14,700	) (5)
Restricted cash	47,432	—		47,432	—		47,432
Accounts receivable	6,618	—		6,618	—		6,618
Prepaid expenses and other current assets	8,930	—		8,930	—		8,930
Derivative assets	10,132	—		10,132	—		10,132

Total current assets	117,186	10,000		127,186	357,300		484,486
Property, plant and equipment, net	848,739	—		848,739	—		848,739
Construction in progress	450,536	—		450,536	—		450,536
Turbine deposits	116,909	—		116,909	—		116,909
Long-term derivative assets	37,703	—		37,703	—		37,703
Other non-current assets	25,467	—		25,467	—		25,467
Deferred financing costs	18,899	—		18,899	—		18,899

Total assets	$1,615,439	$10,000		$1,625,439	$357,300		$1,982,739

Liabilities and Stockholders' Equity
Current liabilities:
Accrued capital expenditures	$36,067	$—		$36,067	$—		$36,067
Accounts payable and accrued expenses	30,797	—		30,797	—		30,797
Derivative liabilities	3,274	—		3,274	—		3,274
Deferred tax liability	—	—		—	—		—
Other current liabilities	—	—		—	—		—
Deferred revenue	11,562	—		11,562	—		11,562
Current portion of long-term debt	184,052	—		184,052	(14,700	) (5)	169,352

Total current liabilities	265,752	—		265,752	(14,700)		251,052
Long-term debt, net of current portion	311,286	—		311,286	—		311,286
Long-term derivative liabilities	10,150	—		10,150	—		10,150
Deferred income tax liability(3)	5,845	—		5,845	—		5,845
Deferred revenue	210,348	—		210,348	—		210,348
Other liabilities	7,687	(4,350	) (6)	3,337	—		3,337
Asset retirement obligations	10,019	—		10,019	—		10,019

Total liabilities	821,087	(4,350)		816,737	(14,700)		802,037
Commitments and contingencies
Members' capital/stockholders' equity
		14,350	(6)
First Wind Holdings, LLC members' capital	846,666	(861,016	) (2)	—	—		—
First Wind Holdings Inc.
Class A common stock, $0.001 par value	—	19	(2)	19	20	(4)	39
Class B common stock, $0.001 par value	—	35	(2)	35	—		35
Additional paid-in capital	—	303,920	(2)	303,920	304,227	(4)	608,147
Accumulated deficit	(233,409)	151,016	(2)	(82,393)	—		(82,393)

Total First Wind Holdings members' capital/stockholders' equity	613,257	(391,676)		221,581	304,247		525,828
Noncontrolling interests in subsidiaries	181,095	406,026	(2)	587,121	67,753	(4)	654,874

Total members' capital/stockholders' equity	794,352	14,350		808,702	372,000		1,180,702

Total liabilities and members' capital/stockholders' equity	$1,615,439	$10,000		$1,625,439	$357,300		$1,982,739

(1)
As a newly formed entity, First Wind Holdings Inc. will have no assets or results of operations until the completion of this offering.

(2)
Represents adjustments to reflect exchange of existing members' ownership interest in First Wind Holdings LLC for approximately 49.1% of our Class A common stock and 100% of our Class B common stock along with the Series B Membership Interests in First Wind Holdings, LLC. As described in "The Reorganization and Our Holding Company Structure," after this offering and the reorganization transactions that we are undertaking in connection therewith, our only material asset will be our ownership of approximately 52.6% of the Membership Interests of First Wind Holdings, LLC and our only business will be to act as the sole managing member of First Wind Holdings, LLC. As such, we will operate and control all of its business and affairs and will consolidate its financial results into our financial statements. The ownership interests of the other members of First Wind Holdings, LLC will be accounted for as a noncontrolling interest in our consolidated financial statements after this offering. The exchange of shares of our Class B common stock (or Class A common stock, as the case may be) for membership units of First Wind Holdings, LLC as part of our reorganization will be accounted for as a transfer of carrying value in a recapitalization without consideration.

(3)
This offering and the reorganization transactions do not result in an immediate step-up in the value of our assets. However, future exchanges of Series B Membership Interests for shares of our Class A common stock are expected to increase the tax basis in the tangible and intangible assets of First Wind Holdings, LLC. The step-up in tax basis is initially depreciable and amortizable for tax purposes over a 15-year period. We will enter into a tax receivable agreement with certain holders of Series B Membership Interests after giving effect to the reorganization and certain future holders of Series B Membership Interests that will require us to pay such holders 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change in control, as discussed below) as a result of the increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

(4)
We expect to receive net proceeds from this offering of $372.0 million based on an aggregate underwriting discount of $25.0 million and estimated offering expenses of $3.0 million. We intend to use approximately $            million of our net proceeds from this offering to fund a portion of our capital expenditures for 2010–2013 and the remainder for general corporate purposes. Upon completion of the offering, outstanding Series B Membership Interests in First Wind Holdings, LLC will be reflected as noncontrolling interests.

(5)
Reflects payment of our Wind Acquisition Loan in accordance with the amortization schedule for such loan that contains a provision requiring payment upon completion of this offering. Also, the Company anticipates that it will make a discretionary payment of $           million to retire the First Wind Term Loan in March 2011; however, this payment is not a direct result of the offering or reorganization and has been excluded from the pro forma presentation.

(6)
Reflects assumed exercise of warrant to purchase 10.0 million Series A-1 units of First Wind Holdings, LLC at $1.00 per unit.

 FIRST WIND HOLDINGS INC.
Unaudited Pro Forma Consolidated Statement of Operations
Year Ended December 31, 2009
(in thousands, except share and per share amounts)

	First Wind Holdings, LLC Historical	Reorganization Adjustments		First Wind Holdings Inc.(1) Pro Forma	Offering Adjustments		First Wind Holdings Inc.(1) Pro Forma as Adjusted
Revenues:
Revenues	$47,136	$—		$47,136	$—		$47,136
Cash settlements of derivatives	10,966	—		10,966	—		10,966
Fair value changes in derivatives	17,175	—		17,175	—		17,175

Total revenues	75,277	—		75,277	—		75,277
Cost of revenues:
Project operating expenses(2)	19,709	—		19,709	—		19,709
Depreciation and amortization	34,185	—		34,185	—		34,185

Total cost of revenues	53,894	—		53,894	—		53,894

Gross income	21,383	—		21,383	—		21,383

Other operating expenses:
Project development(2)	35,895	—		35,895	—		35,895
General and administrative(2)	39,192	—		39,192	—		39,192
Depreciation and amortization	3,381	—		3,381	—		3,381

Total other operating expenses	78,468	—		78,468	—		78,468

Loss from operations	(57,085)	—		(57,085)	—		(57,085)

Other expense(3)	(1,915)	—		(1,915)	—		(1,915)

Loss before provision for income taxes	(59,000)	—		(59,000)	—		(59,000)
Provision for income taxes	2,010	—		2,010	—		2,010

Net loss	(61,010)	—		(61,010)	—		(61,010)
Less: net loss attributable to noncontrolling int.	1,391	38,573	(4)	39,964	(10,314	) (4)	29,650

Net loss attributable to members of First Wind Holdings(5)	$(59,619)	$38,573		$(21,046)	$(10,314)		$(31,360)

Pro forma net loss per share (basic)(6)	$(0.09)			$(1.09)			$(0.80)

Shares used in computing pro forma net loss per share (basic)(6)	649,681,382	(630,394,755	) (6)	19,286,627	(20,000,000	) (6)	39,286,627

(1)
As a newly formed entity, First Wind Holdings Inc. will have no assets or results of operations until the completion of this offering.

(2)
Historical amounts include stock-based compensation expense for our Series B Unit Awards. We anticipate issuing to employees options to purchase       shares of our Class A common stock concurrently with the offering. These stock option awards will have an exercise price equal to the offering price of $20.00 per share and will generally vest over the average remaining vesting period of an employee's unvested Series B Unit Awards. Since this award is discretionary, no pro forma adjustment has been made. We anticipate that this award will result in approximately $       million of incremental stock-based compensation expense in the year following the offering over the $      that would have been recorded for the outstanding Series B Unit Awards.

(3)
Interest on anticipated cash proceeds from this offering is excluded from the pro forma presentation. We expect to receive net proceeds from this offering of $372.0 million based on an aggregate underwriting discount of $25.0 million and estimated offering expenses of $3.0 million. We intend to use approximately $             million of our net proceeds from this offering to fund a portion of our capital expenditures for 2010–2013 and the remainder for general corporate purposes. We expect that interest income on the net proceeds at current market rates would total approximately $             million on an annual basis.

(4)
As described in "The Reorganization and Our Holding Company Structure," following this offering, and the reorganization transactions that we are undertaking in connection therewith, our only material asset will be our ownership of approximately 52.6% of the membership units of First Wind Holdings, LLC and our only business will be to act as the sole managing member of First Wind Holdings, LLC. As such, we will operate and control all of its business and affairs and will consolidate its financial results into our financial statements. The ownership interests of the other members of First Wind Holdings, LLC will be accounted for as a noncontrolling interest in our consolidated financial statements after this offering.

  Represents adjustments to reflect noncontrolling interest resulting from the existing members' ownership interest of approximately 100% of the Series B Units of First Wind Holdings, LLC.

(5)
First Wind Holdings, LLC is currently taxed as a partnership for federal income tax purposes. Therefore, First Wind Holdings, LLC is not subject to entity-level federal income taxation, with the exception of certain subsidiaries that have elected to be treated as corporations under the Internal Revenue Code, and taxes with respect to income of First Wind Holdings, LLC are payable by First Wind Holdings, LLC's equity holders at rates applicable to them. Following this offering, and the reorganization that we are undertaking in connection therewith, earnings recorded by us will be subject to federal income taxation. For the period presented, our loss before provision for income taxes would have resulted in a net income tax benefit. This net income tax benefit is not recognized in the pro forma presentation since it would be offset by a valuation allowance.

(6)
Basic and diluted net income per share was computed by dividing the pro forma net income attributable to our Class A stockholders by the 20,000,000 shares of Class A common stock that we will issue and sell in this offering (assuming that the underwriters do not exercise their option to purchase an additional 3,000,000 shares of Class A common stock to cover over-allotments), plus 19,286,627 shares issued in connection with our initial capitalization, assuming that these 39,286,627 shares of Class A common stock were outstanding for the entirety of each of the historical periods presented on a pro forma basis. No pro forma effect was given to the future potential exchanges of the 35,413,373 Series B Membership Interests of our subsidiary, First Wind Holdings, LLC, together with an equal number of shares of our Class B common stock, that will be outstanding immediately after the completion of this offering and the reorganization transactions for the equal number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive.

A $1.00 increase (decrease) in the assumed initial public offering price of $20.00 per share would increase (decrease) each of the pro forma as adjusted cash and cash equivalents and stockholders' equity by $20.0 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and following completion of this offering will be adjusted based on the actual offering price and other terms of this offering determined at pricing.

 FIRST WIND HOLDINGS INC.
Unaudited Pro Forma Consolidated Statement of Operations
Six months Ended June 30, 2010
(in thousands, except share and per share amounts)

	First Wind Holdings, LLC Historical	Reorganization Adjustments		First Wind Holdings Inc.(1) Pro Forma	Offering Adjustments		First Wind Holdings Inc.(1) Pro Forma as Adjusted
Revenues:
Revenues	$40,747	$—		$40,747	$—		$40,747
Cash settlements of derivatives	5,018	—		5,018	—		5,018
Fair value changes in derivatives	3,976	—		3,976	—		3,976

Total revenues	49,741	—		49,741	—		49,741
Cost of revenues:
Project operating expenses(2)	24,121	—		24,121	—		24,121
Depreciation and amortization	24,055	—		24,055	—		24,055

Total cost of revenues	48,176	—		48,176	—		48,176

Gross income (loss)	1,565	—		1,565	—		1,565

Other operating expenses:
Project development(2)	23,337	—		23,337	—		23,337
General and administrative(2)	18,641	—		18,641	—		18,641
Depreciation and amortization	2,285	—		2,285	—		2,285

Total other operating expenses	44,263	—		44,263	—		44,263

Loss from operations	(42,698)	—		(42,698)	—		(42,698)

Other income (expense)(3)	(5,153)	—		(5,153)	—		(5,153)

Loss before provision for income taxes	(47,851)	—		(47,851)	—		(47,851)
Provision for income taxes	3,835	—		3,835	—		3,835

Net loss	(51,686)	—		(51,686)	—		(51,686)
Less: net loss attributable to noncontrolling int.	9,506	27,290	(4)	36,796	(7,297)	(4)	29,499

Net loss attributable to members of First Wind Holdings(5)	$(42,180)	$27,290		$(14,890)	$(7,297)		$(22,187)

Pro forma net loss per share (basic)(6)	$(0.06)			$(0.77)			$(0.56)

Shares used in computing pro forma net loss per share (basic)(6)	649,681,382	(630,394,755)	(6)	19,286,627	20,000,000	(6)	39,286,627

(1)
As a newly formed entity, First Wind Holdings Inc. will have no assets or results of operations until the completion of this offering.

(2)
Historical amounts include stock-based compensation expense for our Series B Unit Awards. We anticipate issuing to employees options to purchase shares of our Class A common stock concurrently with the offering. These stock option awards will have an exercise price equal to the offering price of $20.00 per share and will generally vest over the average remaining vesting period of an employee's unvested Series B Unit Awards. Since this award is discretionary, no pro forma adjustment has been made. We anticipate that this award will result in approximately $       million of incremental stock-based compensation expense in the year following the offering over the $      that would have been recorded for the outstanding Series B Unit Awards.

(3)
Interest on anticipated cash proceeds from this offering is excluded from the pro forma presentation. We expect to receive net proceeds from this offering of $372.0 million based on an aggregate underwriting discount of $25.0 million and estimated offering expenses of $3.0 million. We intend to use approximately $             million of our net proceeds from this offering to fund a portion of our capital expenditures for 2010–2013 and the remainder for general corporate purposes. We expect that interest income on the net proceeds at current market rates would total approximately $             million on an annual basis.

(4)
As described in "The Reorganization and Our Holding Company Structure," following this offering, and the reorganization transactions that we are undertaking in connection therewith, our only material asset will be our ownership of approximately 52.6% of the membership units of First Wind Holdings, LLC and our only business will be to act as the sole managing member of First Wind Holdings, LLC. As such, we will operate and control all of its business and affairs and will consolidate its financial results into our financial statements. The ownership interests of the other members of First Wind Holdings, LLC will be accounted for as a noncontrolling interest in our consolidated financial statements after this offering.

  Represents adjustments to reflect noncontrolling interest resulting from the existing members' ownership interest of 100% of the Series B Units of First Wind Holdings, LLC.

(5)
First Wind Holdings, LLC is currently taxed as a partnership for federal income tax purposes. Therefore, First Wind Holdings, LLC is not subject to entity-level federal income taxation, with the exception of certain subsidiaries that have elected to be treated as corporations under the Internal Revenue Code, and taxes with respect to income of First Wind Holdings, LLC are payable by First Wind Holdings, LLC's equity holders at rates applicable to them. Following this offering, and the reorganization that we are undertaking in connection therewith, earnings recorded by us will be subject to federal income taxation. For the period presented, our loss before provision for income taxes would have resulted in a net income tax benefit. This net income tax benefit is not recognized in the pro forma presentation since it would be offset by a valuation allowance.

(6)
Basic and diluted net income per share was computed by dividing the pro forma net income attributable to our Class A stockholders by the 20,000,000 shares of Class A common stock that we will issue and sell in this offering (assuming that the underwriters do not exercise their option to purchase an additional 3,000,000 shares of Class A common stock to cover over-allotments), plus 19,286,627 shares issued in connection with our initial capitalization, assuming that these 39,286,627 shares of Class A common stock were outstanding for the entirety of each of the historical periods presented on a pro forma basis. No pro forma effect was given to the future potential exchanges of the 35,413,373 Series B Membership Interests of our subsidiary, First Wind Holdings, LLC, together with an equal number of shares of our Class B common stock, that will be outstanding immediately after the completion of this offering and the reorganization transactions for the equal number of shares of our Class A common stock because the issuance of shares of Class A common stock upon these exchanges would not be dilutive.

A $1.00 increase (decrease) in the assumed initial public offering price of $20.0 per share would increase (decrease) each of the pro forma as adjusted cash and cash equivalents and stockholders' equity by $20.0 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and following completion of this offering will be adjusted based on the actual offering price and other terms of this offering determined at pricing.

 PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our Class A common stock and Class B common stock as of                  , by (i) each person who, to our knowledge, beneficially owns more than 5% of our Class A common stock or our Class B common stock; (ii) each of our directors and named executive officers; and (iii) all of our executive officers and directors as a group. The information set forth below gives effect to our reorganization and assumes the sale of 20,000,000 shares of our Class A common stock in this offering at an assumed initial public offering price of $20.00 per share (the midpoint of the range set forth on the cover of this prospectus). The information in the following table may change based on the actual initial public offering price. See "The Reorganization and Our Holding Company Structure." The information set forth below after this offering assumes the sale of 20,000,000 shares of our Class A common stock in this offering and no exercise of the underwriters' over-allotment option.

        The number of shares beneficially owned by each stockholder is determined under SEC rules. Under these rules, beneficial ownership includes any shares as to which the stockholder has sole or shared voting power or investment power. Each of the stockholders listed below has sole voting and investment power with respect to the stockholder's shares unless noted otherwise, subject to community property laws where applicable. Shares of common stock that may be acquired by a stockholder within 60 days following                  pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such stockholder but are not deemed to be outstanding for computing the percentage ownership of any other stockholder.

		Percentage of Shares of Class A Common Stock Beneficially Owned(1)			Percentage of Shares of Class B Common Stock Beneficially Owned(1)
	Shares of Class A Common Stock Beneficially Owned(1)			Shares of Class B Common Stock Beneficially Owned(1)
Name		Before Offering	After Offering		Before Offering	After Offering
Stockholders owning 5% or more:
The D. E. Shaw group(2)	19,286,627	100%	49.1%	6,329,373	17.9%	17.9%
Madison Dearborn(3)	—	—	—	25,615,600	72.3%	72.3%
Directors and executive officers:
Paul Gaynor(4)	—	—	—	320,300	*	*
Michael Alvarez	—	—	—	33,500	*	*
Kurt Adams	—	—	—	—	—	—
Paul Wilson	—	—	—	—	—	—
Michael Metzner	—	—	—	—	—	—
Richard Aube(5)	19,286,627	100%	49.1%	6,329,373	17.9%	17.9%
Patrick Eilers	—	—	—	—	—	—
Peter Gish	—	—	—	38,700	*	*
Stephen Key	—	—	—	—	—	—
Bryan Martin(5)	19,286,267	100%	49.1%	6,329,373	17.9%	17.9%
Jim Mogg	—	—	—	—	—	—
Matthew Raino	—	—	—	—	—	—
Pat Wood III	—	—	—	—	—	—
All executive officers and directors as a group (15 persons)	—	—	—	6,721,873	19.0%	19.0%

*
Less than one percent

(1)
Unless otherwise indicated, all shares of stock are held directly with sole voting and investment power. Assumes no exercise of the underwriters' over-allotment option.

(2)
Includes 19,286,627 shares of Class A common stock and 6,329,373 shares of Class B common stock held directly by D. E. Shaw MWP Acquisition Holdings, L.L.C. (the Subject Shares). D. E. Shaw MWP Acquisition Holdings, L.L.C. has power to vote or direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares. D. E. Shaw & Co., L.P., as investment adviser to D. E. Shaw MWP Acquisition Holdings, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As general partner of D. E. Shaw & Co., L.P., D. E. Shaw & Co., Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Neither D. E. Shaw & Co., L.P. nor D. E. Shaw & Co., Inc. owns any common stock directly, and each such entity disclaims beneficial ownership of the Subject Shares. David E. Shaw does not own any common stock directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw MWP Acquisition Holdings, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares. Messrs. Aube and Martin, directors of First Wind, are each Managing Directors of D. E. Shaw & Co., L.P. and thus may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. Messrs. Aube and Martin disclaim beneficial ownership of the Subject Shares. The address for the D. E. Shaw group is 120 West Forty Fifth Street, 39th floor, New York, New York 10036

(3)
25,609,387 of these shares are held of record by Madison Dearborn Capital Partners IV, L.P. (MDCP) and 6,213 of these shares are held of record by Northwestern University. MDCP has an irrevocable proxy to vote the shares held by Northwestern University in all matters subject to stockholder approval. All of these shares may be deemed to be beneficially owned by Madison Dearborn Partners IV, LP (MDP IV), the sole general partner of MDCP. Messrs. John A. Canning, Jr., Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP IV that has the power, acting by majority vote, to vote or dispose of the shares beneficially held by MDCP. Mr. Eilers is a limited partner of MDP IV and a Managing Director of Madison Dearborn Partners, LLC (the general partner of MDP IV), and therefore may be deemed to share beneficial ownership of the shares beneficially held by MDCP. Messrs. Canning, Finnegan, Mencoff, and Eilers and MDP IV each hereby disclaims any beneficial ownership of any shares held by MDCP, except to the extent of each such person's pecuniary interest therein. The address of MDCP and each of the persons described in this footnote is Three First National Plaza, Suite 4600, 70 West Madison Street, Chicago, Illinois 60602.

(4)
109,600 of these shares are held of record in the name of Summer Holdings, LLC, a Delaware limited liability company (SH), of which Paul Gaynor is the sole manager. As set out in the operating agreement of SH, the manager of SH has sole voting and investment control of the shares held of record by SH. The members of SH include Paul Gaynor and certain family trusts established by Paul Gaynor or his spouse. The address of each of SH, Paul Gaynor and the said family trusts is Attn: Don Cordell, Bowditch & Dewey, LLP, 175 Crossing Blvd, Suite 500, Framingham, MA 01702.

(5)
Consists entirely of shares held by entities affiliated with the D. E. Shaw group. See note 2 above.

 THE REORGANIZATION AND OUR HOLDING COMPANY STRUCTURE

Overview

        First Wind Holdings Inc. was incorporated as a Delaware corporation in May 2008. After completion of the reorganization described below and this offering, our outstanding capital stock will consist of Class A common stock and Class B common stock. Our Class A common stock will be held by the investors in this offering as well as certain entities in the D. E. Shaw group and certain of our employees. Our Class B common stock will be held by our Sponsors, certain of our employees and other existing investors in First Wind Holdings, LLC. Shares of our Class B common stock vote together with shares of our Class A common stock as a single class, subject to certain exceptions. After completion of this offering, our Sponsors will own 73.2% of our outstanding Class A common stock and Class B common stock on a combined basis (or 70.4% if the underwriters exercise their over-allotment option in full) and will have effective control over the outcome of votes on all matters requiring approval by our stockholders.

        First Wind Holdings Inc. was formed for purposes of this offering and has only engaged in activities in contemplation of this offering. Upon completion of this offering, all of our business will continue to be conducted through First Wind Holdings, LLC, which is the holding company that has conducted all of our business to date. First Wind Holdings Inc. will be a holding company whose principal asset will be its Series A Membership Interests in First Wind Holdings, LLC. All of the equity of First Wind Holdings, LLC outstanding prior to the reorganization that will not be owned by First Wind Holdings Inc. will be either exchanged for our Class A common stock or Series B Membership Interests of First Wind Holdings, LLC and an equal number of shares of our Class B common stock, except for Series B Units then unvested and vested Series B Units that do not have then current value, which will expire. Our Sponsors, certain of our employees and current investors will own all of First Wind Holdings, LLC's Series B Membership Interests, which have no voting rights, except with regard to certain amendments of First Wind Holdings, LLC's limited liability company agreement. Each holder of the newly issued Series B Membership Interests in First Wind Holdings, LLC will receive an equal number of shares of our Class B common stock. One Series B Membership Interest and one share of Class B common stock are together exchangeable for one share of Class A common stock. Certain entities in the D. E. Shaw group will receive Class A common stock rather than Series B Membership Interests (and corresponding shares of Class B common stock).

        Concurrently with the completion of this offering, the D. E. Shaw group, Madison Dearborn and First Wind Holdings Inc. will enter into a nominating agreement pursuant to which we will agree to nominate individuals designated by them to the board of directors and the Sponsors will agree to vote all shares of Class A common stock and Class B common stock they hold or acquire in the future together on certain matters submitted to a vote of our common stockholders, including the election of directors. As a result, our Sponsors will be able to exercise control over such matters requiring the approval of our stockholders, including the election of our directors and the approval of significant corporate transactions. See "—Nominating Agreement" below.

        There will be 39,286,627 shares of our Class A common stock outstanding after this offering. These shares will represent 100% of the rights of the holders of all classes of our capital stock to share in all distributions of First Wind Holdings Inc., except for the right of holders of our Class B common stock to receive its par value upon our liquidation, dissolution or winding up.

        The diagram below shows our organizational structure immediately after the consummation of this offering and related transactions, assuming no exercise of the underwriters' over-allotment option.

(1)
The members of First Wind Holdings, LLC, other than us, will consist of our Sponsors and certain of our employees and current investors in First Wind Holdings, LLC.

(2)
The Class A stockholders will have the right to receive all distributions made on account of our capital stock. Each share of Class A common stock and Class B common stock is entitled to one vote per share. Certain entities in the D. E. Shaw group will receive Class A common stock rather than Series B Membership Interests (and the corresponding shares of Class B common stock). As a result, the D. E. Shaw group will hold Series B Membership Interests, Class A common stock and Class B common stock.

(3)
Series A Membership Interests and Series B Membership Interests will have the same economic rights in First Wind Holdings, LLC.

        Pursuant to a registration rights agreement that we will enter into with certain of our current investors, we will upon request use our best efforts to file a registration statement in order to register the resales of the shares of our Class A common stock that are issuable upon exchange of Series B Membership Interests. See "—Registration Rights Agreement."

Holding Company Structure

        The only business of First Wind Holdings Inc. after this offering will be to act as the sole managing member of First Wind Holdings, LLC. First Wind Holdings Inc. will operate and control all of our businesses and affairs through First Wind Holdings, LLC. The financial results of First Wind Holdings Inc. and First Wind Holdings, LLC and its consolidated subsidiaries will be consolidated in our financial statements. Following this offering, First Wind Holdings, LLC will have two classes of equity outstanding: Series A Membership Interests held by First Wind Holdings Inc. and Series B Membership Interests held by our Sponsors and certain of our employees and other current investors in

First Wind Holdings, LLC. The ownership interests of holders of Series B Membership Interests of First Wind Holdings, LLC will be accounted for as a noncontrolling interest in our consolidated financial statements after this offering.

Limited Liability Company Agreement of First Wind Holdings, LLC

        Following our reorganization and this offering, First Wind Holdings Inc. will operate our business through First Wind Holdings, LLC and its consolidated subsidiaries. The operations of First Wind Holdings, LLC, and the rights and obligations of its members, will be governed by the limited liability company agreement of First Wind Holdings, LLC, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. The following is a description of the material terms of this limited liability company agreement.

  Governance

        First Wind Holdings Inc. will serve as the sole managing member of First Wind Holdings, LLC. As such, we will control its business and affairs and be responsible for the management of our business. No other members of First Wind Holdings, LLC, in their capacity as such, will have any authority or right to control the management of First Wind Holdings, LLC or to bind it in connection with any matter.

  Voting and Economic Rights of Members

        First Wind Holdings, LLC will have two series of outstanding equity: Series A Membership Interests, which may only be issued to First Wind Holdings Inc., as sole managing member, and Series B Membership Interests. The Series B Membership Interests will be held by our Sponsors and certain of our employees and other current investors in First Wind Holdings, LLC. The Series A Membership Interests and Series B Membership Interests will entitle their holders to equivalent economic rights. Holders of Series B Membership Interests will have no voting rights, except for the right to approve certain amendments to the limited liability company agreement of First Wind Holdings, LLC.

        Net profits and net losses of First Wind Holdings, LLC will be allocated, and distributions made, to its members pro rata in accordance with the number of Membership Interests of First Wind Holdings, LLC they hold. Accordingly, net profits and net losses of First Wind Holdings, LLC will initially be allocated, and distributions will be made, approximately 52.6% to First Wind Holdings Inc. and approximately 47.4% to the initial holders of Series B Membership Interests (or 54.4% and 45.6%, respectively, if the underwriters exercise their over-allotment option in full).

        Subject to the availability of net cash flow at the First Wind Holdings, LLC level, and to applicable legal and contractual restrictions, First Wind Holdings Inc. intends to cause First Wind Holdings, LLC to distribute to it, and the holders of Series B Membership Interests, cash payments for the purposes of funding tax obligations in respect of any taxable income and net capital gain that is allocated to us and the holders of Series B Membership Interests, respectively, as members of First Wind Holdings, LLC. See "—Tax Consequences." If First Wind Holdings, LLC makes distributions to its members in any given year, the determination to pay dividends, if any, to our Class A stockholders will be made by our board of directors. We do not, however, expect to declare or pay any cash or other dividends in the foreseeable future on our Class A common stock, as we intend to reinvest any cash flow generated by operations in our business. Class B common stock will not be entitled to any dividend payments. Our debt agreements effectively limit our ability to pay dividends on our Class A common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that prohibit or restrict our ability to declare or pay dividends on our Class A common stock.

  Coordination of First Wind Holdings Inc. and First Wind Holdings, LLC

        Whenever First Wind Holdings Inc. issues a share of Class A common stock for cash (including in connection with this offering) the net proceeds will be transferred promptly to First Wind Holdings, LLC, and First Wind Holdings, LLC will issue to First Wind Holdings Inc. one of its Series A Membership Interests. When we issue a share of our Class A common stock pursuant to our LTIP Plan, First Wind Holdings Inc. will contribute to First Wind Holdings, LLC any net proceeds it receives in connection with such issuance and First Wind Holdings, LLC will issue to First Wind Holdings Inc. one of its Series A Membership Interests, having the same restrictions, if any, attached to the shares of Class A common stock issued under the LTIP Plan. If First Wind Holdings Inc. issues other classes or series of equity securities, it will contribute to First Wind Holdings, LLC the net proceeds it receives in connection with such issuance, and First Wind Holdings, LLC will issue to First Wind Holdings Inc. an equal number of equity securities of First Wind Holdings, LLC with designations, preferences and other rights and terms that are substantially the same as the newly issued equity securities. Conversely, if First Wind Holdings Inc. repurchases any shares of Class A common stock (or equity securities of other classes or series) for cash, First Wind Holdings, LLC will, immediately prior to our repurchase, redeem an equal number of Series A Membership Interests (or its equity securities of the corresponding classes or series), upon the same terms and for the same price, as the shares of our Class A common stock (or our equity securities of such other classes or series) are repurchased.

        First Wind Holdings Inc. will not conduct any business other than the management and ownership of First Wind Holdings, LLC and its subsidiaries, or own any other assets (other than on a temporary basis), although First Wind Holdings Inc. may take such actions and own such assets as are necessary to comply with applicable law, including compliance with its responsibilities as a public company under the U.S. federal securities laws and may incur indebtedness and may take other actions if we determine that doing so is in the best interest of First Wind Holdings, LLC. In addition, Membership Interests of First Wind Holdings, LLC, as well as shares of our common stock, will be subject to equivalent stock splits, dividends and reclassifications.

  Issuances and Transfer of Membership Interests

        Series A Membership Interests may only be issued to First Wind Holdings, Inc. as the sole managing member of First Wind Holdings, LLC. Series B Membership Interests may only be issued to persons or entities we permit. Such issuances shall be in exchange for cash or other consideration, including the services of First Wind Holdings, LLC's employees. Series B Membership Interests may not be transferred, except to certain permitted transferees of the holders of Series B Membership Interests and in accordance with the restrictions on transfer set forth in the limited liability company agreement of First Wind Holdings, LLC, and any such transfer must be accompanied by the transfer of an equal number of shares of our Class B common stock to the same transferee.

  Exchange Rights

        We have reserved for issuance      shares of our Class A common stock, which is the aggregate number of shares of our Class B common stock to be outstanding after completion of the reorganization and this offering.

  Redemption of Shares of Class B Common Stock

        A holder of Series B Membership Interests must deliver an equal number of shares of Class B common stock to First Wind Holdings Inc. for redemption in connection with exercising its right to exchange Series B Membership Interests for shares of Class A common stock.

  Exculpation and Indemnification

        The limited liability company agreement contains provisions limiting the liability of First Wind Holdings, LLC's managing member, members, officers and their respective affiliates, including our Sponsors, to First Wind Holdings, LLC or any of its members. Moreover, the limited liability company agreement contains broad indemnification provisions for First Wind Holdings, LLC's managing member, members, officers and their respective affiliates, including our Sponsors. Because First Wind Holdings, LLC is a limited liability company, these provisions are not subject to the limitations on exculpation and indemnification contained in the Delaware General Corporation Law with respect to the indemnification that may be provided by a Delaware corporation to its directors and officers.

  Voting Rights of Class A Stockholders and Class B Stockholders

        Each share of our Class A common stock and Class B common stock will entitle its holder to one vote. Immediately after this offering, our Class B stockholders will collectively hold approximately 73.2% of the total voting power of our common stock (or 70.4% if the underwriters exercise their over-allotment option in full). The D. E. Shaw group will hold approximately 34.3% of the total voting power of our common stock (or 33.0% if the underwriters exercise their over-allotment option in full). Madison Dearborn will hold 34.3% of the total voting power of our common stock (or 33.0% if the underwriters exercise their over-allotment option in full).

  Tax Consequences

        The holders of Membership Interests of First Wind Holdings, LLC, including First Wind Holdings Inc., generally will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of First Wind Holdings, LLC. Net profits and net losses of First Wind Holdings, LLC generally will be allocated to its members pro rata in proportion to the number of Membership Interests they hold. The limited liability company agreement of First Wind Holdings, LLC provides for cash distributions to its members if the taxable income of First Wind Holdings, LLC in a given year gives rise to taxable income for its members in excess of the cash otherwise distributed to them in that year. In accordance with this agreement, First Wind Holdings, LLC intends to make distributions to the holders of its Membership Interests for the purpose of funding their tax obligations in respect of the income of First Wind Holdings, LLC that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the net taxable income of First Wind Holdings, LLC allocable per Membership Interest multiplied by an assumed tax rate equal to the highest combined U.S. federal and applicable state and local tax rate applicable to any member (taking into account the deductibility of state and local taxes for U.S. federal income tax purposes).

        First Wind Holdings, LLC intends to make an election under Section 754 of the Internal Revenue Code of 1986, as amended, which is effective for 2010 and for each taxable year in which an exchange of Series B Membership Interests, together with an equal number of shares of Class B common stock, for shares of our Class A common stock occurs. We expect that, as a result of this election, any future exchanges of Series B Membership Interests, together with an equal number of shares of Class B common stock, for shares of our Class A common stock, would result in increases in the tax basis in the tangible and intangible assets of First Wind Holdings, LLC at the time of such future exchanges, which will increase the tax depreciation and amortization deductions available to us. Any such increases in tax basis and tax depreciation and amortization deductions would reduce the amount of tax that we would otherwise be required to pay in the future. We will be required to pay a portion of the cash savings we actually realize from such increase (or are deemed to realize in the case of an early termination payment by us, or a change in law, as discussed below) to certain holders of the Series B Membership Interests pursuant to a tax receivable agreement. See "—Tax Receivable Agreement" below.

Tax Receivable Agreement

        First Wind Holdings Inc. will enter into a tax receivable agreement with certain holders of Series B Membership Interests after giving effect to the reorganization and with certain future holders of Series B Membership Interests. That agreement will require First Wind Holdings Inc. to pay such holders 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax actually realized by First Wind Holdings Inc. (or deemed to be realized by First Wind Holdings Inc. in the case of an early termination payment, or a change in control, as discussed below) as a result of any possible future increases in tax basis described above and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. This will be the obligation of First Wind Holdings Inc. and not the obligation of First Wind Holdings, LLC. First Wind Holdings Inc. would benefit from the remaining 15% of cash savings, if any, realized. For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing First Wind Holdings Inc.'s actual income tax liability with the amount of such taxes that it would have been required to pay had there been no increase in its share of the tax basis of the tangible and intangible assets of First Wind Holdings, LLC. The term of the tax receivable agreement will commence upon completion of this offering and will continue until all such tax benefits have been used or expired, unless First Wind Holdings Inc. exercises its right to terminate the tax receivable agreement for an agreed-upon value of payments remaining to be made under the agreement. Estimating the amount of payments to be made under the tax receivable agreement is imprecise by its nature and cannot be predicted reliably at this time, because any actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending on a number of factors, including:

  •
  the timing of exchanges of Series B Membership Interests, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable and amortizable assets of First Wind Holdings, LLC at the time of the exchanges;

  •
  the price of our Class A common stock at the time of exchanges of Series B Membership Interests (and an equal number of shares of our Class B common stock)—the increase in our share of the basis in the assets of First Wind Holdings, LLC, as well as the increase in any tax deductions, will be related to the price of our Class A common stock at the time of these exchanges;

  •
  the tax rates in effect at the time we use the increased amortization and depreciation deductions; and

  •
  the amount and timing of our income—we will be required to pay 85% of the tax savings, as and when realized, if any. Except in certain circumstances, if we do not have taxable income, we will not be required to make payments under the tax receivable agreement for that taxable year because no tax savings will have been actually realized.

        As a result of the size of the increases in our share of the tax basis of the tangible and intangible assets of First Wind Holdings, LLC attributable to our interest therein, the payments that we make under the tax receivable agreement could be substantial for periods in which we generate taxable income. However, because we have not generated taxable income to date and do not expect to generate taxable income in the near-term, it is difficult to predict when and if we will make payments under the tax receivable agreement. Assuming no material changes in the relevant tax law and based on our current operating plan and other assumptions, including our estimate of the tax basis of our assets as of December 31, 2009, if all of the Series B Membership Interests were acquired by us in taxable transactions at the time of the closing of this offering for a price of $20.00 (the midpoint of the range on the cover of this prospectus) per Series B Membership Interest, we estimate that the amount

that we would be required to pay under the tax receivable agreement could be approximately $             million. The actual amount may materially differ from this hypothetical amount, as potential future payments will be calculated using the market value of our Class A shares and the prevailing tax rates at the time of relevant exchange and will be dependent on us generating sufficient future taxable income to realize the benefit.

        In addition, the tax receivable agreement will provide that, upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successors') obligations with respect to certain exchanged or acquired Series B Membership Interests would be based on certain assumptions, including that we would have sufficient taxable income to fully use the deductions arising from the increased tax basis and other benefits related to entering into the tax receivable agreement. As a result, in certain circumstances, we could make payments under the tax receivable agreement in excess of our actual cash savings in income tax.

        Decisions made in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments we make under the tax receivable agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the tax receivable agreement and increase the present value of such payments.

        Were the Internal Revenue Service to successfully challenge the tax basis increases described above, we would not be reimbursed for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, we could make payments under the tax receivable agreement in excess of our actual cash savings in income tax.

Registration Rights Agreement

        We will enter into a registration rights agreement with our Sponsors, certain of our employees and other current investors in First Wind Holdings, LLC to register for sale under the Securities Act shares of our Class A common stock in the circumstances described below. All persons who purchased our units under our April 2006 limited liability company agreement and certain of our employees will be party to the registration rights agreement. This agreement will provide certain holders of our common stock with the right to require us to register shares of our Class A common stock that are received by them in the reorganization or that are issuable upon exchange of Series B Membership Interests and an equal number of shares of our Class B common stock and will provide the other stockholders who will be party to the agreement with the right to include their Class A common stock in a registration statement under most other circumstances. The following description summarizes such rights and circumstances following our reorganization as a corporation.

  Demand Rights

        Subject to certain limitations, at any time after completion of this offering, certain of our stockholders will have the right, by delivering written notice to us, to require us to register the number of our shares of Class A common stock requested to be so registered in accordance with the registration rights agreement. Within 10 days of receipt of notice of a demand registration, we will be required to give notice to all other holders of registrable shares of Class A common stock. We will include in the registration all securities with respect to which we receive a written request for inclusion in the registration within 10 days after we give our notice.

  Piggyback Rights

        Any holder of registrable shares of Class A common stock will be entitled to request to participate in, or "piggyback" on, registrations of any of our securities for sale by us at any time after this offering. We call this right a piggyback right and the resulting registration a piggyback registration. The piggyback right will apply to any registration following this offering other than a demand registration described above or a registration on Form S-4 or S-8.

  Conditions and Limitations

        The registration rights outlined above will be subject to conditions and limitations, including the right of underwriters to limit the number of shares to be included in a registration statement and our right to delay, suspend or withdraw a registration statement under specified circumstances.

        If requested by the managing underwriter or underwriters, holders of securities with registration rights will not be able to make any sale of our equity securities (including sales under Rule 144) or give any demand notice during a period commencing on the date of the request and continuing for a period not to exceed 90 days (with respect to any underwritten public offering, other than this offering, made prior to the second anniversary of this offering, and thereafter 60 days rather than 90 days) or such shorter period as may be requested by the underwriters. The managing underwriters for the relevant offering may agree to shorten this period.

Nominating Agreement

        In connection with the reorganization, we and our Sponsors will enter into a nominating agreement with respect to all shares of our common stock held by them and any additional shares that they may acquire in the future. Subject to certain limitations, if a Sponsor and/or any of its affiliates beneficially owns in the aggregate at least 20% of the total number of outstanding shares of Class A common stock and Class B common stock, our board of directors will include in the nominees recommended for election as director not less than two individuals designated by such Sponsor. If a Sponsor and/or any of its affiliates beneficially owns in the aggregate at least 10% of the total number of outstanding shares of Class A common stock and Class B common stock, our board of directors will include in the nominees recommended for election as director not less than one individual designated by such Sponsor. In addition, our Sponsors will agree to vote all their shares of Class A common stock and Class B common stock together on certain matters submitted to our common stockholders for a vote, including the election of directors. Because our Sponsors will own 73.2% of our outstanding Class A common stock and Class B common stock on a combined basis (or 70.4% if the underwriters exercise their over-allotment option in full), our Sponsors will have effective control over the election of our directors.

 DESCRIPTION OF CAPITAL STOCK

        Pursuant to our certificate of incorporation, we have the authority to issue an aggregate of            shares of capital stock, consisting of            shares of Class A common stock, par value $0.001 per share,            shares of Class B common stock, $0.001 par value and            shares of preferred stock, par value $0.001 per share. As of the date of this prospectus, we had one holder of record of our common stock.

        Selected provisions of our organizational documents are summarized below. Forms of our organizational documents are attached as exhibits to the registration statement of which this prospectus is a part. In addition, the summary below does not give full effect to the terms of the provisions of statutory or common law that may affect the rights of a stockholder.

Class A Common Stock

        After completion of this offering we will have a total of 39,286,627 shares of Class A common stock and 35,413,373 shares of Class B common stock outstanding. Before this offering, all of our outstanding shares of common stock were held of record by First Wind Holdings, LLC. We have reserved             shares of Class A common stock for issuance to employees under our LTIP Plan.

  Voting Rights

        Each share of Class A common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of our stockholders. Class A stockholders may not cumulate their votes in the election of directors. Each of our directors is elected on an annual basis by our Class A stockholders and Class B stockholders voting as a single class.

  Dividends and Distributions

        Holders of our Class A common stock are entitled to receive dividends if, as and when such dividends are declared by our board out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any.

  Liquidation

        In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for any holders of our preferred stock who have a liquidation preference, our remaining assets will be distributed ratably among the holders of Class A common stock, subject to the payment to the holders of Class B common stock of the $0.001 par value per share.

  Other Rights

        Holders of our Class A common stock have no redemption or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. No shares of Class A common stock will have preemptive rights to purchase additional shares of Class A common stock.

        The rights, preferences and privileges of holders of Class A common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Class B Common Stock

  Issuance of Class B Common Stock with Series B Membership Interests

        Shares of our Class B common stock are issuable only in connection with the issuance of Series B Membership Interests of First Wind Holdings, LLC. When a Series B Membership Interest is issued by First Wind Holdings, LLC, First Wind Holdings Inc. will issue the holder one share of our Class B common stock. Each share of our Class B common stock will be redeemed and cancelled by us if the holder of the corresponding Series B Membership Interests exchanges such interests pursuant to the terms of the exchange agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

  Voting Rights

        Our Class B stockholders will be entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders.

        Class B stockholders will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all Class B stockholders and Class A stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law or as described in "—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaw Provisions", certain amendments to our certificate of incorporation must be approved by 66-2/3% of the combined voting power of all shares of Class B common stock and Class A common stock, voting together as a single class.

        See "The Reorganization and Our Holding Company Structure—Nominating Agreement" for a description of the terms of the nominating agreement that we and our Sponsors will enter into in connection with the reorganization.

  Dividend Rights

        Our Class B stockholders will not participate in any dividends declared by our board of directors.

  Liquidation

        In the event of any dissolution, liquidation, or winding up of our affairs, whether voluntary or involuntary, after payment of our debts and other liabilities and making provision for any holders of our preferred stock who have a liquidation preference, Class B stockholders will not be entitled to receive any of our assets.

  Other Matters

        In the event of our merger or consolidation with or into another company in connection with which shares of Class A common stock and Class B common stock (together with the related Series B Membership Interests) are converted into, or become exchangeable for, shares of stock, other securities or property (including cash), each Class A stockholder will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash), but each Class B stockholder will only be entitled to receive the same number of shares of stock as is received by Class A stockholders, and will not be entitled to receive other securities or property (including, without limitation, cash). No shares of Class B common stock will have preemptive rights to purchase additional shares of Class B common stock.

Preferred Stock

        Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.001 per share, covering up to an aggregate of            shares of preferred stock and to increase or decrease the number of authorized shares of any such class or series to the extent permitted by Delaware law. Each class or series of preferred stock will cover the number of shares and will have designations, powers, preferences, voting powers, qualifications and special, relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of preferred stock or

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to the date of this prospectus, there has been no public market for our Class A common stock. The sale of a substantial amount of our Class A common stock in the public market after we complete this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. Furthermore, because some of our shares will not be available for sale shortly after this offering due to the contractual and legal restrictions on resale described below and the fact that a significant number of our shares of Class A common stock (including Class A common stock issuable upon exchange of Series B Membership Interests and shares of our Class B common stock) will be subject to registration rights held by certain of our stockholders, the sale of a substantial amount of Class A common stock in the public market after these restrictions lapse or in the future by these stockholders could adversely affect the prevailing market price of our Class A common stock and our ability to raise equity capital in the future.

        After completion of this offering, we will have 39,286,627 shares of Class A common stock outstanding. All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act and except certain shares that will be subject to the lock-up period described under "Underwriting," after completion of this offering. Any shares owned by our affiliates may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The shares of Class A common stock issuable to our Class B stockholders will be "restricted securities" as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. This rule is summarized below.

Rule 144

        In general, under Rule 144, beginning 90 days after this offering, a person (or group of persons whose Class A common stock is required to be aggregated) who is not deemed to have been an affiliate of ours at any time during the preceding three months, and who has beneficially owned our Class A common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled sell those shares without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

        An affiliate of ours who has held our Class A common stock for at least six months would be entitled to sell in any three month period a number of shares that does not exceed the greater of:

  •
  1% of the then outstanding shares, which will equal approximately 392,866 shares immediately after completion of this offering; and

  •
  the average weekly trading volume in our shares on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale, subject to restrictions.

        To the extent that our affiliates sell their Class A common stock, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. Sales under Rule 144 may also be subject to the availability of current public information about us.

Class A Common Stock Issuable Upon Exchange of Series B Membership Interests

        After completion of this offering, 35,413,373 Series B Membership Interests of First Wind Holdings, LLC will be outstanding. Each Series B Membership Interest (together with a share of Class B common stock) will be exchangeable for a share of Class A common stock. Pursuant to the registration rights agreement that we will enter into with certain of our current investors, we will upon request use our best efforts to file a registration statement for the sale of shares of Class A common stock received by them in the reorganization or issued to them in exchange for Series B Membership Interests and Class B common stock. If all initial holders of Series B Membership Interests exercised their exchange and resale rights, 35,413,373 shares of Class A common stock would be issued and registered for resale (representing 90.1% of the number of shares of our Class A common stock outstanding immediately after this offering). See "The Reorganization and Our Holding Company Structure—Resale and Registration Rights Agreement."

Stock Issued Under Employee Plans

        We intend to file a registration statement on Form S-8 under the Securities Act to register approximately             shares of Class A common stock issuable under our LTIP Plan. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. All of these shares of Class A common stock will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to Rule 144 limitations applicable to affiliates. Under Rule 701 under the Securities Act, as currently in effect, each of our employees, officers, directors, and consultants who purchased or received shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the date of this prospectus in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

Lock-Up Period

        Our executive officers, directors and existing stockholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of any shares of our Class A common stock for a period of 180 days after the date of this prospectus. See "Underwriting."

QuickLinks

The Offering
MARKET AND INDUSTRY DATA
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
FIRST WIND HOLDINGS INC. Unaudited Pro Forma Consolidated Balance Sheet As of June 30, 2010 (in thousands, except share amounts)
FIRST WIND HOLDINGS INC. Unaudited Pro Forma Consolidated Statement of Operations Year Ended December 31, 2009 (in thousands, except share and per share amounts)
FIRST WIND HOLDINGS INC. Unaudited Pro Forma Consolidated Statement of Operations Six months Ended June 30, 2010 (in thousands, except share and per share amounts)
PRINCIPAL STOCKHOLDERS
THE REORGANIZATION AND OUR HOLDING COMPANY STRUCTURE
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE